Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2019 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2019 Third Quarter

(Year over Year (YoY) growth % are based on constant currency (1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(6) increased 31.9% YoY in 3Q19 to $1.4 billion.
•	Revenue(2) for 3Q19 was $124.8 million and Adjusted Revenue(3) increased 31.4% YoY in 3Q19 to $179.9 million.
•	Room nights(8) for Standalone Hotels Online(7) increased 27.1% YoY in 3Q19 versus 21.8% in 2Q19.
•	Air Ticketing – flight segments(9) increased by 19.4% YoY in 3Q19.
•	Bus Ticketing – travelled tickets increased by 58.3% YoY in 3Q19.
•	Results from Operating Activities was a loss of $36.6 million in 3Q19 versus a loss of $48.2 million in 3Q18.
•	Adjusted Operating Loss(4) at $22.2 million in 3Q19 versus a loss of $33.9 million in 3Q18, an improvement of $11.7 million YoY.

Gurugram, India and New York, January 24, 2019 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal third quarter ended December 31, 2018.

“MakeMyTrip, by leveraging multiple brands, product innovations and customer focus, has continued to help travelers to search and book their travel across India during this past peak travel quarter.” said Deep Kalra, Group Chairman and Group CEO. “Our focused execution during the quarter has allowed us to gain further market share, reaccelerate the year on year growth rate in total gross bookings, adjusted revenue, standalone hotel room nights and drive greater marketing and promotional spend efficiencies to further narrow our operating losses.”

(in thousands except EPS)	3 months Ended December 31, 2017	3 months Ended December 31, 2018	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue(2)	$172,477	$124,815
Air Ticketing	$40,474	$43,506
Hotels and Packages	$113,720	$58,204
Bus Ticketing	$13,245	$14,679
Others	$5,038	$8,426
Results from Operating Activities	$(48,168)	$(36,579)
Loss for the period	$(45,348)	$(29,294)
Diluted Loss per share	$(0.45)	$(0.28)
Financial Summary as per non-IFRS measures
Adjusted Revenue(3)	$151,407	$179,889	18.8%	31.4%
Air Ticketing	$50,924	$60,764	19.3%	32.2%
Hotels and Packages	$83,861	$95,450	13.8%	26.0%
Bus Ticketing	$11,584	$15,073	30.1%	43.4%
Others	$5,038	$8,602	70.7%	86.9%
Adjusted Operating Loss(4)	$(33,911)	$(22,197)
Adjusted Net Loss(5)	$(30,476)	$(14,838)
Adjusted Diluted loss per share(5)	$(0.30)	$(0.14)
Operating Metrics
Gross Bookings(6)	$1,187,340	$1,413,537	19.1%	31.9%
Air Ticketing	$689,647	$821,153	19.1%	32.0%
Hotels and Packages	$367,850	$402,204	9.3%	21.1%
Bus Ticketing	$129,843	$190,180	46.5%	61.4%
Number of flight segments / room nights / bus tickets
Air Ticketing – Flight segments(9)	8,463	10,104	19.4%
Hotels and Packages – Room nights(8)	5,592	7,018	25.5%
Standalone Hotels Online(7) – Room nights(8)	5,392	6,851	27.1%
Bus Ticketing – Travelled tickets	10,248	16,219	58.3%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(3)

Represents IFRS revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition costs and loyalty programs cost, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(4)	Results from operating activities excluding employee share-based compensation costs and amortization of acquisition related intangibles.
(5)

Profit (Loss) for the period excluding employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees and income tax expense (benefit).

(6)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(7)	Standalone Hotels - Online include Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.
(8)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(9)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (9) above. Reconciliations of IFRS financial measures to non-IFRS financial measures, and operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2019 third quarter. As of December 31, 2018, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Change in Significant Accounting Policies, Operating Segment and Non-IFRS Financial Measure:

•	Adoption of New Revenue Recognition Accounting Standard

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”). We have reviewed the new standard and have concluded that application of the new standard does not have a material impact on our consolidated results except for reclassification effects within the consolidated statement of profit or loss and other comprehensive income (loss) with respect to customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, and are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

•	Change in Operating Segment

Until March 31, 2018, for internal reporting purposes, our “Bus ticketing” segment was included within “Other revenue”. Effective April 1, 2018, we have changed the composition of our operating segments which has resulted in “Bus ticketing” now being reported as a separate segment. Following this change in the composition of our reportable segments, we have restated the corresponding items of segment information for the fiscal periods in 2018.

•	Change in Non-IFRS Financial Measure

In the first quarter of fiscal year 2019, we changed the Non-IFRS Financial Measure “Revenue less Service costs” to “Adjusted Revenue”. We  evaluate our financial performance based on Adjusted Revenue, which represents IFRS revenue after adding back promotion expenses in the nature of customer discounts, customer inducement/acquisition costs and loyalty programs cost which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal, as we believe that Adjusted Revenue reflects the value addition of the travel services that we provides to our customers. The impact of this change on the comparative numbers for the previous period is not material and accordingly, the numbers for the previous period have not been adjusted. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For further information and a reconciliation of this Non-IFRS Financial Measure to the most directly comparable IFRS Financial measure (Revenue), see “— About Non-IFRS Financial Measures” elsewhere in this release.

Fiscal 2019 Third Quarter Financial Results

Revenue. We generated revenue of $124.8 million in the quarter ended December 31, 2018. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 wherein promotion expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue. We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated. The revenue for the quarter ended December 31, 2017 stood at $172.5 million.

Adjusted Revenue. Our Total Adjusted Revenue increased by 18.8% (31.4% in constant currency) to $179.9 million in the quarter ended December 31, 2018 from $151.4 million in the quarter ended December 31, 2017, primarily as a result of a 19.3% (32.2% in constant currency) increase in our Adjusted Revenue - air ticketing, a 13.8% (26.0% in constant currency) increase in our Adjusted Revenue - hotels and packages, a 30.1% (43.4% in constant currency) increase in our Adjusted Revenue - bus ticketing and a 70.7% (86.9% in constant currency) increase in our Adjusted Revenue - others. Adjusted Revenue also includes promotion expenses of $96.3 million in the quarter ended December 31, 2018 and $24.3 million in the quarter ended December 31, 2017, recorded as a reduction of revenue.

For further information and a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS financial measure (Revenue), see “— About Non-IFRS Financial Measures” and “Reconciliation of IFRS to Non-IFRS Financial Measures” elsewhere in this release.

	Quarter ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2017	2018	2017	2018	2017	2018	2017	2018		2017	2018
	(Amount in USD thousands)
Revenue as per IFRS	40,474	43,506	113,720	58,204	13,245	14,679	5,038	8,426		172,477	124,815
Add: Promotion expenses recorded as a reduction of revenue	10,450	18,177	13,871	74,402	—	3,567	—	195		24,321	96,341
	50,924	61,683	127,591	132,606	13,245	18,246	5,038	8,621		196,798	221,156
Less: Service cost as per IFRS	—	919	43,730	37,156	1,661	3,173	—	19	(1)	45,391	41,267	(1)
Adjusted Revenue	50,924	60,764	83,861	95,450	11,584	15,073	5,038	8,602		151,407	179,889

___________

(1)	Loyalty program cost amounting to $0.6 million have been excluded from service cost (December 31, 2017: Nil) relating to “Others”, and have been included in marketing and sales promotion expenses.

Air Ticketing. Revenue from our air ticketing business was $43.5 million in the quarter ended December 31, 2018 post adoption of IFRS 15 on April 1, 2018 wherein promotion expenses have been recorded as a reduction of revenue. Revenue for the quarter ended December 31, 2018 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the quarter ended December 31, 2017. Revenue from air ticketing business in the quarter ended December 31, 2017 was $40.5 million.

Adjusted Revenue from our air ticketing business increased by 19.3% (32.2% in constant currency) to $60.8 million in the quarter ended December 31, 2018, from $50.9 million in the quarter ended December 31, 2017. Adjusted Revenue - air ticketing includes promotion expenses of $18.2 million in the quarter ended December 31, 2018 and $10.4 million in the quarter ended December 31, 2017, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. This increase in Adjusted Revenue - air ticketing was due to an increase in gross bookings of 19.1% (32.0% in constant currency) primarily driven by 19.4% increase in the number of air ticketing flight segments year over year. Further, our Adjusted Revenue margin (defined as Adjusted Revenue as a percentage of gross bookings) was 7.4% in the quarter ended December 31, 2018 and in the quarter ended December 31, 2017.

Hotels and Packages. Revenue from our hotels and packages business was $58.2 million in the quarter ended December 31, 2018 post adoption of IFRS 15 on April 1, 2018 wherein promotion expenses have been recorded as a reduction of revenue. Revenue for the quarter ended December 31, 2018 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the quarter ended December 31, 2017. Revenue from our hotels and packages business in the quarter ended December 31, 2017 was $113.7 million. Our Adjusted Revenue – hotels and packages increased by 13.8% (26.0% in constant currency) to $95.5 million in the quarter ended December 31, 2018 from $83.9 million in the quarter ended December 31, 2017. Adjusted Revenue - hotels and packages includes promotion expenses of $74.4 million in the quarter ended December 31, 2018 and $13.9 million in the quarter ended December 31, 2017, recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 9.3% (21.1% in constant currency) driven by 25.5% increase in the number of hotels room-nights year over year. Our Adjusted Revenue margin has improved marginally from 22.8% in the quarter ended December 31, 2017 to 23.7% in the quarter ended December 31, 2018.

Bus Ticketing. Revenue from our bus ticketing business was $14.7 million in the quarter ended December 31, 2018 post adoption of IFRS 15 on April 1, 2018 wherein promotion expenses have been recorded as a reduction of revenue. Revenue for the quarter ended December 31, 2018 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the quarter ended December 31, 2017. Revenue from our bus ticketing business in the quarter ended December 31, 2017 was $13.2 million. Adjusted Revenue from our bus ticketing business increased by 30.1% (43.4% in constant currency) to $15.1 million in the quarter ended December 31, 2018 from $11.6 million in the quarter ended December 31, 2017. Adjusted Revenue - bus ticketing includes promotion expenses of $3.6 million in the quarter ended December 31, 2018 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue. Gross bookings increased by 46.5% (61.4% in constant currency) driven by 58.3% increase in the number of bus tickets travelled year over year, including the impact of consolidation of Bitla Software Private Limited (Bitla) acquired in the previous quarter. Our Adjusted Revenue margin decreased marginally to 7.9% in the quarter ended December 31, 2018 compared with 8.4% in the quarter ended September 30, 2018 mainly due to an increase in the mix of B2B customers from the investment in Bitla.

Other Revenue. Our other revenue in the quarter ended December 31, 2018 was $8.4 million post adoption of IFRS 15 on April 1, 2018 wherein promotion expenses have been recorded as a reduction of revenue. Revenue for the quarter ended December 31, 2018 reflects the unfavorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar as compared to the quarter ended December 31, 2017. Our other revenue in the quarter ended December 31, 2017 was $5.0 million. Our Adjusted Revenue - others increased to $8.6 million in the quarter ended December 31, 2018 from $5.0 million in the quarter ended December 31, 2017. This increase was primarily due to an increase in facilitation fees from travel insurance and increase in other ancillary revenue from alliances and affiliate partnerships. Adjusted Revenue - others includes promotion expenses of $0.2 million in the quarter ended December 31, 2018 recorded as a reduction of revenue. These promotion expenses added back to Adjusted Revenue, with the consequent increase in marketing and sales promotion expenses, is intended to reflect the way we view our ongoing business. Under IFRS, these promotion expenses were required to be recorded as a reduction of revenue.

Personnel Expenses. Personnel expenses increased by 10.2% to $29.6 million in the quarter ended December 31, 2018 from $26.9 million in the quarter ended December 31, 2017. This increase was mainly due to an annual increase in wages in fiscal year 2019 and was partially offset by the favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended December 31, 2018. Excluding employee share-based compensation costs for third quarter of both fiscal years 2019 and 2018, personnel expenses as a percentage of Adjusted Revenue decreased by 0.3%.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 54.4% to $49.7 million in the quarter ended December 31, 2018 post adoption of IFRS 15 on April 1, 2018, from $109.0 million in the quarter ended December 31, 2017 along with favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended December 31, 2018. Including promotion expenses of $96.3 million in the quarter ended December 31, 2018 and $24.3 million in the quarter ended December 31, 2017 recorded as a reduction of revenue as explained above, marketing and sales promotion expenses increased by 10.0% year over year to $146.7 million. Marketing and sales promotion expenses after including promotion expenses explained above, primarily include significant customer inducement/acquisition costs, customer discount and loyalty programs cost incurred to accelerate growth in our standalone hotel booking business, and brand advertisement expenses. These expenses, details of which are provided below, at $146.7 million are lower than the Total Adjusted Revenue of $179.9 million in the quarter ended December 31, 2018 compared to being at $133.3 million and total Adjusted Revenue of $151.4 million as reported in the quarter ended December 31, 2017. The details of expenses in the nature of marketing and sales promotion is as follows:

	Quarter ended December 31
	2017	2018
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	108,971	49,696
Promotion expenses recorded as a reduction of revenue	24,321	96,341
Certain loyalty program costs related to Others revenue	—	647

Other Operating Expenses. Other operating expenses increased by 3.1% to $33.6 million in the quarter ended December 31, 2018 from $32.6 million in the quarter ended December 31, 2017, primarily due to an increase in payment gateway charges in line with the growth in our business and increase in website hosting charges, partially offset by favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended December 31, 2018.

Depreciation and Amortization. Our depreciation and amortization expenses decreased to $6.6 million in the quarter ended December 31, 2018 from $6.9 million in the quarter ended December 31, 2017. This decrease was primarily due to an increase in fully amortized/impaired intangible assets since the quarter ended December 31, 2017 and the favorable impact of foreign currency translation due to the depreciation of the Indian Rupee against the U.S. dollar in the quarter ended December 31, 2018.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $36.6 million in the quarter ended December 31, 2018 as compared to a loss of $48.2 million in the quarter ended December 31, 2017. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the third quarter of both fiscal years 2019 and 2018, we would have recorded an operating loss of $22.2 million in the quarter ended December 31, 2018 as compared with an operating loss of $33.9 million in the quarter ended December 31, 2017.

Net Finance Income. Our net finance income was $7.4 million in the quarter ended December 31, 2018 as compared to a net finance income of $3.4 million in the quarter ended December 31, 2017, primarily due to the increase in net foreign exchange gain in quarter ended December 31, 2018 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar as compared to September 30, 2018.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended December 31, 2018 was $29.3 million as compared to a loss of $45.3 million in the quarter ended December 31, 2017. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees and income tax expense (benefit) for the third quarter of both fiscal years 2019 and 2018, we would have recorded a net loss of $14.8 million in the quarter ended December 31, 2018 and a net loss of $30.5 million in the quarter ended December 31, 2017.

Diluted Loss per share. Diluted loss per share was $0.28 for the quarter ended December 31, 2018 as compared to diluted loss per share of $0.45 in the quarter ended December 31, 2017. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees and income tax expense (benefit) for the third quarter of both fiscal years 2019 and 2018, diluted loss per share would have been $0.14 in the quarter ended December 31, 2018, compared to diluted loss per share of $0.30 in the quarter ended December 31, 2017.

Liquidity. As at December 31, 2018, the balance of cash and cash equivalents and term deposits on our balance sheet was $300.9 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended December 31, 2018 beginning at 7:30 AM EST on January 24, 2019. To participate, please dial + 1-(844)-883-3862 from within the U.S. or     +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 5797956. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 5797956. A one month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the principal. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to the traveler. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on Adjusted Revenue, which is a non-IFRS financial measure calculated as revenue after adding back promotion expenses in the nature of customer discount, customer inducement/acquisition cost and loyalty programs cost, which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the Company acts as the principal, as it believes that Adjusted Revenue reflects the value addition of the travel services that it provides to customers in its packages business where it is the principal and is similar to the revenue on a “net” basis for its air ticketing, hotels and bus ticketing business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee share-based compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), share of loss of equity-accounted investees, severance cost related to a prior acquisition and income tax expense (benefit)) provide investors and analysts a representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated June 20, 2018, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 60,000 domestic accommodation properties in India and more than 500,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2018	As at December 31, 2018
Assets
Property, plant and equipment	13,690	12,737
Intangible assets and goodwill	1,147,517	1,072,348
Trade and other receivables, net	1,929	2,157
Investment in equity-accounted investees	16,316	15,317
Other investments	6,170	5,797
Term deposits	165	139
Non-current tax assets	24,476	30,134
Other non-current assets	14,607	12,931
Total non-current assets	1,224,870	1,151,560
Inventories	596	623
Contract assets	—	1,710
Current tax assets	25	31
Trade and other receivables, net	56,386	51,729
Term deposits	202,170	159,147
Other current assets	92,542	72,838
Cash and cash equivalents	187,647	141,633
Assets held for sale	1,220	1,174
Total current assets	540,586	428,885
Total assets	1,765,456	1,580,445
Equity
Share capital	52	52
Share premium	1,960,691	1,975,260
Reserves	3,232	769
Accumulated deficit	(515,850)	(641,288)
Share based payment reserve	78,804	95,519
Foreign currency translation reserve	31,705	(41,741)
Total equity attributable to equity holders of the Company	1,558,634	1,388,571
Non-controlling interests	298	117
Total equity	1,558,932	1,388,688
Liabilities
Loans and borrowings	424	465
Employee benefits	3,721	4,136
Contract liabilities	—	128
Deferred revenue	91	—
Deferred tax liabilities, net	115	1,208
Other non-current liabilities	2,201	2,432
Total non-current liabilities	6,552	8,369
Loans and borrowings	228	233
Trade and other payables	180,505	91,067
Contract liabilities	—	72,664
Deferred revenue	1,262	—
Other current liabilities	17,977	19,424
Total current liabilities	199,972	183,388
Total liabilities	206,524	191,757
Total equity and liabilities	1,765,456	1,580,445

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data)

	For the three months ended December 31		For the nine months ended December 31
	2017	2018	2017	2018
Revenue
Air ticketing	40,474	43,506	122,121	125,021
Hotels and packages	113,720	58,204	346,568	179,342
Bus ticketing	13,245	14,679	37,248	41,606
Other revenue	5,038	8,426	11,513	19,865
Total revenue	172,477	124,815	517,450	365,834
Other income	174	78	258	152
Service cost
Procurement cost of hotels and packages services	43,730	37,156	134,358	123,908
Other cost of providing services	1,661	4,758	4,856	10,823
Personnel expenses	26,894	29,645	85,730	85,351
Marketing and sales promotion expenses	108,971	49,696	357,939	150,380
Other operating expenses	32,632	33,631	90,487	97,569
Depreciation and amortization	6,931	6,586	22,085	19,914
Result from operating activities	(48,168)	(36,579)	(177,747)	(121,959)
Finance income	3,703	7,741	4,383	4,907
Finance costs	268	382	881	9,931
Net finance income (costs)	3,435	7,359	3,502	(5,024)
Share of loss of equity-accounted investees	(699)	(273)	(1,873)	(701)
Loss before tax	(45,432)	(29,493)	(176,118)	(127,684)
Income tax (expense) benefit	84	199	(5)	194
Loss for the period	(45,348)	(29,294)	(176,123)	(127,490)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit (asset) liability	—	—	(582)	(258)
Equity instruments at FVOCI - net change in fair value	—	183	—	(373)
	—	183	(582)	(631)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	26,545	41,131	18,175	(73,460)
Net change in fair value of available-for-sale financial assets	1,531	—	2,015	—
	28,076	41,131	20,190	(73,460)

Other comprehensive income (loss) for the period, net of tax	28,076	41,314	19,608	(74,091)
Total comprehensive income (loss) for the period	(17,272)	12,020	(156,515)	(201,581)
Loss attributable to:
Owners of the Company	(45,115)	(29,298)	(175,336)	(127,292)
Non-controlling interests	(233)	4	(787)	(198)
Loss for the period	(45,348)	(29,294)	(176,123)	(127,490)
Total comprehensive income (loss) attributable to:
Owners of the Company	(17,070)	12,020	(155,725)	(201,369)
Non-controlling interests	(202)	—	(790)	(212)
Total comprehensive income (loss) for the period	(17,272)	12,020	(156,515)	(201,581)
Loss per share (in USD)
Basic	(0.45)	(0.28)	(1.75)	(1.23)
Diluted	(0.45)	(0.28)	(1.75)	(1.23)

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932
Adjustment on initial application of IFRS 9 (net of tax)	—	—	(2,090)	2,090	—	—	—	—	—
Adjusted balance as at April 1, 2018	52	1,960,691	1,142	(513,760)	78,804	31,705	1,558,634	298	1,558,932
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	(127,292)	—	—	(127,292)	(198)	(127,490)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(73,446)	(73,446)	(14)	(73,460)
Equity instruments at FVOCI - net change in fair value	—	—	(373)	—	—	—	(373)	—	(373)
Remeasurement of defined benefit (asset) liability	—	—	—	(258)	—	—	(258)	—	(258)
Total other comprehensive income (loss)	—	—	(373)	(258)	—	(73,446)	(74,077)	(14)	(74,091)
Total comprehensive income (loss) for the period	—	—	(373)	(127,550)	—	(73,446)	(201,369)	(212)	(201,581)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	31,005	—	31,005	31	31,036
Issue of ordinary shares on exercise of share based awards	—	14,569	—	—	(14,268)	—	301	—	301
Transfer to accumulated deficit on expiry of share based awards	—	—	—	22	(22)	—	—	—	—
Total contributions by owners	—	14,569	—	22	16,715	—	31,306	31	31,337
Balance as at December 31, 2018	52	1,975,260	769	(641,288)	95,519	(41,741)	1,388,571	117	1,388,688

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31
	2017	2018
Loss for the period	(176,123)	(127,490)
Adjustments for non-cash items	54,036	56,455
Change in working capital	20,014	(21,140)
Net cash generated from (used in) operating activities	(102,073)	(92,175)
Net cash generated from (used in) investing activities	(100,214)	46,252
Net cash generated from (used in) financing activities	328,849	(219)
Increase (decrease) in cash and cash equivalents	125,907	(46,142)
Cash and cash equivalents at beginning of the period	101,704	187,647
Effect of exchange rate fluctuations on cash held	(1,354)	128
Cash and cash equivalents at end of the period	226,257	141,633

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands, except per share data)

Reconciliation of Adjusted Revenue

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2017	2018	2017	2018	2017	2018	2017	2018		2017	2018
	(Amount in USD thousands)
Revenue as per IFRS(1)	40,474	43,506	113,720	58,204	13,245	14,679	5,038	8,426		172,477	124,815
Add: Promotion expenses recorded as a reduction of revenue	10,450	18,177	13,871	74,402	—	3,567	—	195		24,321	96,341
	50,924	61,683	127,591	132,606	13,245	18,246	5,038	8,621		196,798	221,156
Less: Service cost as per IFRS	—	919	43,730	37,156	1,661	3,173	—	19	(2)	45,391	41,267	(2)
Adjusted Revenue	50,924	60,764	83,861	95,450	11,584	15,073	5,038	8,602		151,407	179,889

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others			Total
	2017	2018	2017	2018	2017	2018	2017	2018		2017	2018
	(Amount in USD thousands)
Revenue as per IFRS(1)	122,121	125,021	346,568	179,342	37,248	41,606	11,513	19,865		517,450	365,834
Add: Promotion expenses recorded as a reduction of revenue	21,469	47,577	32,108	219,325	—	9,497	—	542		53,577	276,941
	143,590	172,598	378,676	398,667	37,248	51,103	11,513	20,407		571,027	642,775
Less: Service cost as per IFRS	—	919	134,358	123,908	4,856	7,854	—	19	(2)	139,214	132,700	(2)
Adjusted Revenue	143,590	171,679	244,318	274,759	32,392	43,249	11,513	20,388		431,813	510,075

___________

(1)

Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15 wherein promotion expenses have been recorded as a reduction of revenue.  We have adopted the new standard by using the cumulative effect method and accordingly the comparative information has not been restated.

(2)

Loyalty program cost amounting to $0.6 million and $2.0 million have been excluded from service cost for the three months ended December 31, 2018 (December 31, 2017: Nil) and for the nine months ended December 31, 2018 (December 31, 2017: Nil) relating to “Others” respectively, and have been included in marketing and sales promotion expenses.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2017	2018	2017	2018
Results from operating activities as per IFRS	(48,168)	(36,579)	(177,747)	(121,959)
Add: Employee share-based compensation costs	10,593	10,896	33,274	31,036
Add: Acquisition related intangibles amortization	3,664	3,486	11,033	10,561
Add: Severance cost related to a prior acquisition	—	—	2,180	—
Adjusted Operating Profit (Loss)	(33,911)	(22,197)	(131,260)	(80,362)

Reconciliation of Adjusted Net Loss	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2017	2018	2017	2018
Profit (Loss) for the period as per IFRS	(45,348)	(29,294)	(176,123)	(127,490)
Add: Employee share-based compensation costs	10,593	10,896	33,274	31,036
Add: Acquisition related intangibles amortization	3,664	3,486	11,033	10,561
Add: Severance cost related to a prior acquisition	—	—	2,180	—
Add: Share of loss of equity-accounted investees	699	273	1,873	701
Add (Less): Income tax expense (benefit)	(84)	(199)	5	(194)
Adjusted Net Loss	(30,476)	(14,838)	(127,758)	(85,386)
Adjusted Earnings (Loss) per share
Diluted	(0.30)	(0.14)	(1.28)	(0.82)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31		For the nine months ended December 30
(Unaudited)	2017	2018	2017	2018
	(in US$)		(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	(0.45)	(0.28)	(1.75)	(1.23)
Add: Employee share-based compensation costs	0.10	0.10	0.33	0.31
Add: Acquisition related intangibles amortization	0.04	0.04	0.10	0.10
Add: Severance cost related to a prior acquisition	—	—	0.02	—
Add: Share of loss of equity-accounted investees	0.01	*	0.02	*
Add (Less): Income tax expense (benefit)	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	(0.30)	(0.14)	(1.28)	(0.82)

___________

* Less than $0.01.

(Unaudited)	For the three months ended December 31, 2018
	Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	19.3%	13.8%	30.1%	70.7%	18.8%
Impact of Foreign Currency Translation	12.9%	12.2%	13.3%	16.2%	12.6%
Constant Currency Growth	32.2%	26.0%	43.4%	86.9%	31.4%

(Unaudited)	For the nine months ended December 31, 2018
	Adjusted Revenue
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total
Reported Growth	19.6%	12.5%	33.5%	77.1%	18.1%
Impact of Foreign Currency Translation	9.5%	8.7%	10.1%	13.4%	9.3%
Constant Currency Growth	29.1%	21.2%	43.6%	90.5%	27.4%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA (Unaudited)

	For the three months ended December 31		For the nine months ended December 31
	2017	2018	2017	2018
	(in thousands, except percentages)
Number of flight segments / room nights / bus tickets
Air ticketing - Flight segments	8,463	10,104	24,021	29,280
Hotels and packages - Room nights	5,592	7,018	17,024	20,470
Standalone hotels online – Room nights	5,392	6,851	16,286	19,919
Bus ticketing - Travelled tickets	10,248	16,219	28,557	44,353

Adjusted Revenue
Air ticketing	$50,924	$60,764	$143,590	$171,679
Hotels and packages	83,861	95,450	244,318	274,759
Bus ticketing	11,584	15,073	32,392	43,249
Others	5,038	8,602	11,513	20,388
	$151,407	$179,889	$431,813	$510,075
Gross Bookings
Air ticketing	$689,647	$821,153	$1,961,333	$2,374,984
Hotels and packages	367,850	402,204	1,084,504	1,176,498
Bus ticketing	129,843	190,180	361,305	521,853

Adjusted Revenue margins
Air ticketing	7.4%	7.4%	7.3%	7.2%
Hotels and packages	22.8%	23.7%	22.5%	23.4%
Bus ticketing	8.9%	7.9%	9.0%	8.3%